

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2011

<u>Via E-mail</u>
Michael J. Friedman
President and Chief Executive Officer
Fresh Harvest Products, Inc.
280 Madison Ave Suite 1005
New York, NY 10016

   Re: Fresh Harvest Products, Inc.
     Form 10-K for the Fiscal Year Ended October 31, 2010
     Filed February 15, 2011
     File No. 000-51390

Dear Mr. Friedman:

   We issued comments to you on the above captioned filing on April 7, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 25, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

   If you do not respond to the outstanding comments or contact us by May 25, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments. You may contact me at (202) 551-3720 with any other questions.

          Sincerely,

          /s/ Andrew Mew

          Andrew Mew
          Accounting Branch Chief